ECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 2018

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2018, incorporated by reference herein:

Exhibit

99.1     Release dated December 4, 2018, DEALING IN SECURITIES BY A DIRECTOR.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: December 5, 2018                                       By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD”)

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements (“Listings Requirements”), the following information regarding transactions by a director of DRDGOLD is disclosed:

Name of director:	Mr Niël Pretorius
Name of company of which he is a director:	DRDGOLD
Date on which the transactions were effected:	03 December 2018
Nature of transactions:	Purchase
Class of security:	Ordinary shares
Number of ordinary shares:	10 000
Price per ordinary share:	Various different trades with the following price information: - volume weighted average price of R2.9650; - highest price of R2.98; and - lowest price of R2.95.
Total value of transactions:	R29 650.00
Nature of director’s interest:	Direct beneficial
Confirmation of on-market or off-market:	On-market

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the chairman of the board of directors of DRDGOLD. The above trades were completed outside of a closed period.

Johannesburg

4 December 2018

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